

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

Via E-mail
Edward Gildea
Chief Executive Officer
Atrinsic, Inc.
1 Grand Central Place, Suite 2319
60 E. 42nd Street
New York, NY 10165

> **Re: Atrinsic, Inc.**
> **Form 10-12G**
> **Filed July 2, 2014**
> **File No. 000-51353**

Dear Mr. Gildea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. Your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. Please note that we may continue to comment on your registration statement after the effective date.

Business, page 3

2. We note that you disclose in your business discussion various elements of your business plan. For example, we note your Revenue Model on page 8, your Growth Strategy on page 8 and Technology, Research and Development on page 12. Please augment your discussions to pull all these elements together in a manner that allows a reader to understand what milestones you need to obtain to become a profitable enterprise, how long it will take to achieve those milestones, how much activity on your website you need in order to become profitable, how much capital you will need to achieve those milestones and as you have disclosed in your liquidity disclosure that you have eight

months of working capital, how you plan to obtain additional capital. For example, we note on page on page 14 under the caption "Current Progress" you detail several milestones you have achieved but your discussion is not tied to your revenue model so it is difficult to understand the relationship of these milestones to your revenue model. In this regard, please ensure that you discuss that part of your strategy is to focus on product innovation and user engagement over short-term operating results as you have stated in your second risk factor from the top on page 25.

3. Please discuss your auditor's going concern opinion in your business overview disclosure.

4. Please disclose in your business overview, if accurate, that Momspot is a new website and has generated minimal revenues to date.

5. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. In this regard, we note that you have provided footnotes to the supporting materials for your statements. We note the following examples:

- Interactive Advertising Bureau Advertising Revenue Report, 2011, page 4;

- BabyCenter US Mom Market, page 5;

- Simmons Market Research Bureau, Study of Media and Markets, page 5; and

- The U.S. Mom Market Report; Silver Stork Research & Packaged Facts, page 5.

These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Competition, page 10

6. We note in the first bullet point on page 11 the statement: "We own valuable internet real estate, technical capabilities and a unique and trademarked brand name that has the potential to become extremely popular, giving us the ability to target and attract this large and valuable market segment." Please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

Risk Factors, page 17

7. Please include a risk factor that address the risk that the holders of Series A Preferred Stock can vote on matters submitted to shareholders on an as converted basis and, with 4,600,000,000 shares, they have the ability to determine the outcome of any matter submitted to shareholders.

Management's Discussion and Analysis . . ., page 32

Liquidity and Capital Resources, page 33

8. You state that your best estimate of additional funding required is between $300,000 and $400,000 before you generate sufficient cash flow to sustain operations. You also state that given your projected expenditures, you have approximately eight months of working capital. Your disclosure at the bottom of page 17 states that you have approximately four months of working capital and your disclosure at the bottom of page 36 states you have approximately six months of working capital. Please ensure your disclosures are consistent with each other. Furthermore, you state on page 36 that your cash burn rate will be approximately $12,000 a month beginning May 2014. Please reconcile this rate to your $300,000 to $400,000 funding requirements.

9. We note Momspot will need an additional $300,000 to $400,000 of capital. Please disclose how you propose to raise this capital. In doing so, please address whether Momspot could issue additional equity, such that your 51% equity interest in Momspot would be diluted, and as necessary, please add appropriate risk factor disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 39

10. In order to provide a full disclosure of the ownership of the company, in the footnotes please include the number of Series A Preferred Stock held by each shareholder.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 43

11. We note that there are 275,000,000 outstanding options issued to officers and directors. Please provide the disclosure required under Item 201(d) of Regulation S-K.

Financial Statements, page F-1

Financial Statements for the Years Ended June 30, 2013 and 2012, page F-2

Consolidated Statements of Operations, page F-4

12. Please tell us whether you incurred any reorganizational items during the years ended June 30, 2013 and 2012. If you incurred reorganization items, please report them

separately in your statement of operations in accordance with ASC 852-10-45-9. To the extent you have reorganizational items, please ensure these items are disclosed separately on the statement of cash flows. Refer to ASC 852-10-45-13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, Yong Kim, Staff Accountant, at (202) 551-3323 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director